

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2019

Haim Siboni
Chief Executive Officer
Foresight Autonomous Holdings Ltd.
3 Golda Meir
Ness Ziona
7414001 Israel

   Re: Foresight Autonomous Holdings Ltd.
    Registration Statement on Form F-3
    Filed Febraury 15, 2019
    File No. 333-229715

Dear Mr. Siboni:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Information Technologies
        and Services

cc: Robert V. Condon III